 Exhibit 99.1

 Press release

Biophytis announces new Scientific Advisory Board
for its phase 2 OBA clinical study in obesity

IND to be filed with the FDA in the coming weeks

Paris (France) and Cambridge (Massachusetts, USA), April 18, 2024 – 07:00am CET – Biophytis SA (Nasdaq CM: BPTS, Euronext Growth Paris: ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases, today announces the formation of a new Scientific Advisory Board to support the advancement of its phase 2 OBA clinical study in obesity.

This Scientific Advisory Board will be composed of a few worldwide medical experts in the field of obesity, including Professor Dennis Villareal from the USA and Professor Francisco Guarner from Spain. The OBA SAB will guide the company to develop BIO101 (20-hydroxyecdysone) in obesity, in combination with GLP1-RA, and will actively work towards the finalization of the OBA Phase 2 clinical study design. Biophytis plans to file for an Investigational New Drug (IND) application to start the OBA Phase 2 clinical study in the USA with FDA in the coming weeks.

Prof. Dennis Villareal, Professor of Medicine-Endocrinology, Diabetes and Metabolism at Baylor College of Medicine Houston, Texas, comments: " GLP-1 agonists have proven to be effective in body weight loss but they also may lead to potential loss of muscle mass in adults with obesity. Therefore, there is an urgent unmet medical need for a clinical study to evaluate whether a drug targeting muscle function such as BIO101 (20-hydroxyecdysone) can effectively preserve muscle strength during weight-loss therapy of patients with obesity treated with GLP1 RA."

Stanislas Veillet, CEO de Biophytis states: “We are pleased to announce the appointment of Professor Dennis Villareal and Professor Francisco Guarner to the Scientific Advisory Board of the OBA Phase 2 study. Professor Villareal is a world-wide expert in the field of obesity, especially in the management of patients with obesity. He was a key investigator in our SARA-INT Phase 2 study in sarcopenia. Professor Francisco Guarner is a world-wide expert in the field of Internal Medicine, Gastroenterology and Hepatology. We are convinced that Professor Dennis Villareal and Professor Francisco Guarner can make a key contribution and guide us in our development program. We are preparing with the SAB to file for an IND to start the OBA phase 2 clinical study in the coming weeks.”

The first two members of Biophytis’ new Scientific Advisory Board for the OBA clinical study are:

Prof. Dennis T. Villareal, MD, PhD, a Professor of Medicine-Endocrinology, Diabetes and Metabolism
at Baylor College of Medicine, Houston, Texas, United States. He is a physician-scientist with specialty training in geriatrics and endocrinology. He has extensive clinical and research experience in examining the impact of lifestyle interventions in reversing frailty in older adults with obesity. His clinical and translational laboratories involve hormonal, nutritional, and behavioral/lifestyle interventions to retard or reverse the metabolic and physical complications of aging, including sarcopenia and type 2 diabetes. He is dedicated to research designed to inform practice guidelines with respect to optimal treatment strategies for older adults with obesity.

Prof. Francisco Guarner, MD, PhD, a Professor of Internal Medicine, Gastroenterology and Hepatology at the Hospital Clinic in Barcelona and at the University Clinic of Navarra. He is well known for his research studies on liver cell cytoprotection with prostaglandins. He has been Visiting Scientist and Research Fellow at the Upjohn Company in Kalamazoo (Michigan), the Royal Free Hospital (London), the King's College Hospital (London), and the Wellcome Research Laboratories (Beckenham). He is currently Consultant of Gastroenterology at the Digestive System Research Unit and Head of the Experimental Laboratory in University Hospital Vall d'Hebron (Barcelona). He is a member of the Scientific Committee of the Research Institution of University Hospital Vall d'Hebron (Barcelona).

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Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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